UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Aimei Health Technology Co., Ltd

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G01341109 (CUSIP Number)

Juan Fernandez Pascual

Chief Executive Officer

10 East 53rd Street, Suite 3001

New York, NY 10022Tel: +34 678 035200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01341109	Schedule 13D

1.	Names of Reporting Persons Aimei Investment Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,905,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,905,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,905,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 332,000 ordinary shares underlying the private placement units held directly by Aimei Investment Ltd and (ii) 1,573,000 ordinary shares held directly by Aimei Investment Ltd. Ms. Han Huang is the sole director of Aimei Investment Ltd Investment LLC and has voting and dispositive control over the ordinary shares held by Aimei Investment Ltd.

(2)	Based on 9,026,000 ordinary shares deemed to be outstanding, including (i) 6,900,000 ordinary shares currently issued and outstanding, (ii) 1,725,000 ordinary shares held by Aimei Investment Ltd and directors and officers of the Issuer, (iii) 332,000 ordinary shares underlying the units held by Aimei Investment Ltd and (iv) 69,000 ordinary shares held by Spartan Capital Securities, LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 5, 2023.

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CUSIP No. G01341109	Schedule 13D

1.	Names of Reporting Persons Han Huang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,905,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,905,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,905,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 332,000 ordinary shares underlying the private placement units held directly by Aimei Investment Ltd, and (iii) 1,573,000 ordinary shares held by Aimei Investment Ltd. Ms. Huang Han is the sole director of Aimei Investment LLC Ltd and has voting and dispositive control over the ordinary shares held by Aimei Investment Ltd.

(2)	Based on 9,026,000 ordinary shares deemed to be outstanding, including (i) 6,900,000 ordinary shares currently issued and outstanding, (ii) 1,725,000 ordinary shares held by Aimei Investment Ltd and directors and officers of the Issuer, (iii) 332,000 ordinary shares underlying the units held by Aimei Investment Ltd and (iv) 69,000 ordinary shares held by Spartan Capital Securities, LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 5, 2023

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Aimei Health Technology Co., Ltd (the “Issuer”). The address of the Issuer’s principal executive office is 10 East 53rd Street, Suite 3001, New York, NY 10022. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Aimei Investment Ltd, a Cayman Islands company (the “Sponsor”) and (ii) Huang Han. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands..

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Ms. Han serves as sole director of the Sponsor.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Cayman Islands

Individuals:	Huang Han —Citizen of the Peoples Republic of China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Founder Shares

On May 1, 2023, the Issuer entered into a subscription agreement for founder shares with the Sponsor which is recorded as subscription receivable and which was amended and restated on May 24, 2023. On May 25, 2023, 1,437,500 founder shares were issued to the Sponsor pursuant to a securities subscription agreement dated May 24, 2023 and the 1,437,500 ordinary shares previously held by the sponsor were repurchased by the Issuer. Subsequently, on May 25, 2023, an aggregate of 152,000 founder shares were transferred to directors of the company. On October 20, 2023, the Company capitalized an amount equal to $28.75 standing to the credit of the share premium account and appropriated such sum and applied it on behalf of the Sponsor towards paying up in full (as to the full par value of $0.0001 per founder share) 287,500 unissued ordinary shares of $0.0001 par value and allotted such shares credited as fully paid to the Sponsor resulting in 1,573,000 founder shares held by the Sponsor

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Private Placement Units

On December 6, 2023, simultaneously with the closing of the Issuer’s initial public offering of units (the “IPO”), the Issuer consummated the private placement (“Private Placement”) with the Sponsor of 332,000 units (the “Private Units”), generating total proceeds of $3,320,000. . The Sponsor purchased the Private Units pursuant to a subscription agreement, dated December 1, 2023, by and between the Company and the Sponsor (the “Private Units Subscription Agreement”).

The Private Units are identical to the units sold in the IPO, except that the Sponsor agreed not to transfer, assign or sell any of the Private Units or underlying securities (except in limited circumstances, as described in the Registration Statement) until the completion of the Issuer’s initial business combination. The holders of the Private Units were granted certain demand and piggyback registration rights in connection with the purchase of the Private Units.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 6, 2023, the Sponsor directly beneficially owned 1,573,000 ordinary shares and 332,000 ordinary shares underlying the Private Units (collectively, the “Sponsor Shares”). As sole director of the Sponsor, Ms. Han may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 21.1% of the 9,026,000 ordinary shares that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 5, 2023 (the “Final Prospectus”). Ms. Han may be deemed to beneficially own 1,905,000 ordinary shares , representing approximately 21.1% of the 9,026,000 ordinary shares that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

On May 1, 2023, the Issuer entered into a subscription agreement (as amended, the “Securities Subscription Agreement”)for founder shares with the Sponsor which is recorded as subscription receivable and which was amended and restated on May 24, 2023. On May 25, 2023, 1,437,500 founder shares were issued to the Sponsor pursuant to a securities subscription agreement dated May 24, 2023 and the 1,437,500 ordinary shares previously held by the sponsor were repurchased by the Issuer. Subsequently, on May 25, 2023, an aggregate of 152,000 founder shares were transferred to directors of the company. On October 20, 2023, the Company capitalized an amount equal to $28.75 standing to the credit of the share premium account and appropriated such sum and applied it on behalf of the Sponsor towards paying up in full (as to the full par value of $0.0001 per founder share) 287,500 unissued ordinary shares of $0.0001 par value and allotted such shares credited as fully paid to the Sponsor, resulting in 1,573,000 founder shares held by the Sponsor

. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On December 1, 2023, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers (collectively, the “Insiders”). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Under the Letter Agreement, the Insiders agreed that they will not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association (the “Articles”) that would affect the substance or timing of the Issuer’s obligation to redeem the ordinary shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 12 months of the closing of the IPO (unless extended up to 24 months by resolution of the board of directors of the Issuer as set forth in the Registration Statement) unless the Issuer provides its public shareholders with the opportunity to redeem their shares in connection with an of the Articles.

Under the Letter Agreement, the Insiders agreed to waive, with respect to any ordinary shares held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction, a vote to amend the provisions of the Issuer’s Articles or in the context of a tender offer made by the Issuer to purchase ordinary shares.

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The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Rights Agreement

On December 1, 2023, the Issuer entered into a rights agreement (the “Rights Agreement”), with Continental Stock Transfer & Trust Company, as rights agent. Each holder of a right will automatically receive one-fifth (1/5) of one ordinary share upon consummation of the Issuer’s initial business combination.

The summary of such Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Units Subscription Agreement

On December 1, 2023 in connection with the closing of the Issuer’s IPO, the Sponsor acquired 332,000 Private Units at a purchase price of $10.00 per Private Unit, pursuant to a private units subscription agreement (the “Private Units Subscription Agreement”). The Private Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On December 1, 2023, in connection with the Issuer’s IPO, the Issuer and the Insiders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Investors (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Investors have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2

Securities Subscription Agreement, dated December 1, 2023, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2023).

Exhibit 99.3	Letter Agreement, dated December 1, 2023, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1. to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2023).

Exhibit 99.4	Rights Agreement, dated December 1, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2023).

Exhibit 99.5	Private Units Subscription Agreement, dated December 1, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2023).

Exhibit 99.6	Registration Rights Agreement, dated December 1, 2023, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2023).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2023

Aimei Investment Ltd

By:	/s/ Juan Fernandez Pascual
Juan Fernandez Pascual, Secretary

/s/ Huang Han
Huang Han

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